

May 3, 2012

Via E-mail
Joseph A. Householder
Chief Financial Officer
Sempra Energy
101 Ash Street
San Diego, California 92101

     Re: **Sempra Energy**
             San Diego Gas & Electric Company
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 28, 2012
             File No. 1-14201 and 1-3779

Dear Mr. Householder:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jim Allegretto for

William H. Thompson
Accounting Branch Chief